Lawrence Hunt Fashion, Inc.

Annual Report

2016

Throughout this document, mentions of Lawrence Hunt refer to Lawrence Hunt Fashion, Inc., a C-corporation formed on September 9, 2016, in Michigan ("the issuer"). The issuer's physical address is 801 Park Ave., Royal Oak, Michigan, 48067.

You may contact the issuer by emailing info@lawrencehunt.co. This annual report is posted on the issuer's web site, lawrencehuntfashion.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of contents

Questions and answers 3

Ongoing reporting requirements 14

Qualified small business stock certification 15

Financial statements certification 16

Signatures 17

Financial statements referenced in the text are enclosed at the end of this document.

Questions and answers

What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Lawrence Hunt Fashion, Inc., a C-corporation formed on September 9, 2016, in Michigan. The issuer's physical address is 801 Park Ave., Royal Oak, Michigan, 48067. The issuer's web site may be accessed at lawrenchuntfashion.com.

What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

JEFFREY SCHATTNER

Board positions with Lawrence Hunt

Dates	Position	Principal occupation
09/2016 - Current	Chairman	CEO, President, and Treasurer

Positions with Lawrence Hunt

Dates	Position	Responsibilities
09/2016 - Current	President & CEO	a. To have the general management and supervision, direction and control of the business and affairs of the Corporation; b. To preside at all meetings of the Shareholders when the Chairman of the Board is absent; c. To call meetings of the Shareholders to be held at such times and at such places as the President will deem proper within the limitations prescribed by law or

		by these Bylaws; d. To ensure that all orders and resolutions of the Board are effectively carried out; e. To maintain records of and certify, whenever necessary, all proceedings of the Board and the Shareholders; f. To put the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the opinion of the President, should be executed on behalf of the Corporation; to sign certificates for the Corporation's shares; and, subject to the instructions of the Board, to have general charge of the property of the Corporation and to supervise and manage all Officers, agents and employees of the Corporation; and g. To perform all other duties and carry out other responsibilities as determined by the Board.
09/2016 - Current	Treasurer	a. To keep accurate financial records for the Corporation; b. To deposit all money, drafts and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board; c. To endorse for deposit all notes, checks, drafts received by the Corporation as instructed by the Board, making proper vouchers for them; d. To disburse corporate funds and issue checks and drafts in the name of the Corporation, as instructed by the Board; e. To submit to the President and the Board, as requested, an account of all transactions by the Treasurer and the financial condition of the Corporation; f. To prepare and submit to the Board annual reports detailing the financial status of the Corporation; and g. To perform all other duties and carry out other responsibilities as prescribed by the Board or the President.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
07/2014 - Current	Lawrence Hunt Fashion, Inc.	President & CEO Apparel & Accessories Managed all aspects of the Lawrence Hunt business.

05/2015 - Current	Altimetrik	Corporate Controller Information Technology Managed books and records of Altimetrik.
11/2009 - 05/2015	Fiat Chrysler	Finance & Accounting Manager Auto Due-diligence analysis of International business. Technical accounting matters. P&L responsibility for Mopar business.

MATTHEW CROSS

Board positions with Lawrence Hunt

Dates	Position	Principal occupation
09/2016 - Current	Secretary	Attorney

Positions with Lawrence Hunt

Dates	Position	Responsibilities
09/2016 - Current	Secretary	a. Prepare the minutes of the meetings of the Shareholders and meetings of the Board and keep those minutes in one or more books provided for that purpose; b. Authenticate the records of the Corporation as will from time to time be required; c. Ensure that all notices are duly given in accordance with the provisions of the Bylaws or as required by law; d. Act as custodian of the corporate records and of the corporate seal, if any, and ensure that the seal of the Corporation, if any, is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized; e. Keep a register of the post office address of each Shareholder; f. Sign, along with the President, certificates for shares of the Corporation, the issuance of which will have been authorized by resolution of the Board; g. Have general charge of the Stock Transfer Book of the Corporation; and h. Perform all duties incidental to the office of Secretary and any other duties as from time to time may be delegated to the Secretary by the President or the Board.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/2016 - Current	Cummings, McClorey	Associate Attorney Legal Services Associate attorney for Cummings, McClorey working with small businesses on general legal matters.
04/2015 - 10/2016	Zausmer, August, and Caldwell	Associate Attorney Legal Services Associate atthorney for Zausmer, August, and Caldwell, working with small businesses on general legal matters.
03/2014 - 04/2015	Wayne County Circuit Court	Judicial Law Clerk Legal Services Law Clerk for Wayne County performing general legal services.

DAVID PINKNEY

Board positions with Lawrence Hunt

Dates	Position	Principal occupation
09/2016 - Current	Board Member	Doctor

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
07/2016 - Current	Brigham and Women's Hospital	Fellow Medical Devices & Supplies Radiologist for Brigham and Women's hospital.
07/2011 -07/2016	Henry Ford Health System	Resident Medical Devices & Supplies Radiologist.

MICHAEL SCHAEFER

Board positions with Lawrence Hunt

Dates	Position	Principal occupation
09/2016 - Current	Board Member	CEO/Coach

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/2013 - Current	Dawning Associates	CEO Consulting -Coach CEOs on strategic initiatives -Train and recruit high integrity sales talent -Created technology and retail companies, GGGllc, BMDLogistics and GETK12 -Raised over $3M of investor capital -Generated sales of over $4.5M per year in 15 months -Developing non-profit initiative to create for profit entities

What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Jeff Schattner holds 72,785 Class A shares, representing 72.785% voting power.

Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Lawrence Hunt designs and distributes sweat-wicking dress shirts for both retail consumers and for businesses as uniforms. The Lawrence Hunt dress shirt uses a patent-pending design and process (provisional utility method patent and patent-pending design patent) to seamlessly integrate advanced performance fabric technology within the underarm of the traditional cotton dress shirt, producing a hybrid shirt that combines the advantages of both fabrics. The Company officially launched its first collection of dress shirts in 2016 after a successful Kickstarter campaign in 2014 made it one of the top ten most funded dress shirts on Kickstarter.

Professional apparel has not effectively evolved to combat the effects of high-pressure situations, or an active lifestyle or job. The professional apparel market is a billion dollar industry that has yet to provide consumers with an effective product that can fight and eliminate sweat, and still help you look professional on the job. The main reason for this is that performance fabrics used by athletes to fight sweat do not retain the "professional look" the workplace requires.

Lawrence Hunt solves this problem by creating professional apparel that is perfect for the boardroom but can also withstand an active lifestyle and changing elements. The goal of Lawrence Hunt is to create professional dress shirts and apparel that fight and eliminate sweat, and that are suitable for all men and women in the workplace.

How many employees does the issuer currently have? (§ 227.201(e))

3

Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

Lawrence Hunt Fashion Inc. is a start-up; thus, projections are based on limited operating data.

Lawrence Hunt has a patent-pending design patent, and a provisional utility method patent. There is a chance neither will be approved.

Lawrence Hunt operates in the online consumer products industry. There is significant competition in the industry and consumer preferences and styles are constantly changing.

Lawrence Hunt uses contract manufacturers to produce inventory. There is significant risk dealing with overseas manufacturing.

Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class A	100,000	100,000	Yes	

Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As a minority owner, shareholders will not have a significant impact on the operational decisions and direction of the company.

Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

We reviewed both the Berkus Method for valuing start-ups, as well as our most recent sales data to determine an appropriate valuation.

Under the Berkus Method's five principles, Lawrence Hunt meets all five criteria, reducing risk of investment. The Berkus Method says that companies meeting all five criteria are valued between $1 million and $2 million.

Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

There is risk that additional shares could be issued that would dilute all shareholders. However, crowdfunding investors would dilute at the same rate as all other owners in the company (all current investors/owners own common stock).

Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The issuer has no material indebtedness.

Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date	Exemption	Type of securities	Amount sold	Use of proceeds
12/2016	4(a)(6)	Common stock	2,215	Inventory, marketing, and photography

Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are proposed.

Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Lawrence Hunt officially began operating in 2016. Revenue has grown month over month since launch. Based on current monthly revenues and cash in bank, the company anticipates it can continue to operate with no signs of being insolvent.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Lawrence Hunt (the "Company") designs and distributes sweat-wicking dress shirts for both retail consumers and as uniforms for businesses. The Lawrence Hunt dress shirt uses a patent-pending design and process (provisional utility method patent and patent-pending design patent) to seamlessly integrate advanced performance fabric technology within the underarm of a traditional cotton dress shirt to produce a hybrid shirt that combines the advantages of both fabrics. The Company officially launched its first collection of dress shirts in 2016 after a successful Kickstarter campaign in 2014 made it one of the top ten most funded dress shirts on Kickstarter. Despite operations beginning in 2016, we still consider ourselves a development stage company. We continue to test product and marketing channels to determine and optimize product/market fit. We have generated operating losses since our inception, but anticipate to reach positive earnings by 2019 as we continue to expand our operations in the uniform business, see repeat customers in our retail business, and lower our customer acquisition cost online.

Results of Operations

FOR TWELVE MONTHS ENDED DECEMBER 31, 2016

Revenue

Revenue has grown month over month, since officially beginning operations in January 2016. Gross Revenue for 2016 is approximately $80,000. Discounts averaged approximately 9% with returns averaging approximately 13%. Net Revenue was approximately $63,000. The Company has operated with a limited number of SKUs and sizes in 2016 and plans to expand its inventory in 2017 to increase Revenue.

Operating Expenses

Operating Expenses during 2016 were approximately $146,000. Approximately $58,000 of Operating Expenses were for digital marketing expenses on social media and search platforms such as Google and Facebook. Approximately $18,000 of Operating Expenses were for Graphic Design, Photography and Videography. Additional funds were used by the Company to test various advertisements and marketing mediums in its goal to optimize digital marketing and lower customer acquisition cost. Approximately $39,000 of Operating Expenses were used on start-up development costs in 2016 for one time expenditures such as look book development, design development, signage, other promotional materials, etc.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2014

On July 7, 2014, the Company launched a Kickstarter campaign for its first beta dress shirt. Approximately $17,000 was raised through its Kickstarter campaign. All funds were used in 2014 to develop the beta dress shirt and distribute the dress shirts. All Kickstarter customers received the beta dress shirt by December 31, 2014.

During 2015, the Company began receiving customer feedback on its beta dress shirts, and performed initial marketing testing. The Company redesigned its beta dress shirt, website, and branding in 2015 with the goal to launch its first collection of shirts in 2016.

Liquidity and Capital Resources

As of December 31, 2016, the Company had total Current Assets of approximately $64,000, including cash on hand of approximately $45,000. The Company funds operations primarily from cash on hand and with revenue from online sales.

Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed at the end of this document. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing reporting requirements

Lawrence Hunt must continue to comply with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202) until one of the following occurs:

— Lawrence Hunt is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act

— Lawrence Hunt has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record
— Lawrence Hunt has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000
— Lawrence Hunt or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities
— Lawrence Hunt liquidates or dissolves its business in accordance with state law

When one of the above occurs, Form C-TR must be filed within five business days from the date on which Lawrence Hunt becomes eligible to terminate its reporting with the United States Securities and Exchange Commission (SEC).

Lawrence Hunt will file a report electronically with the SEC annually and post the report on its web site (lawrencehuntfashion.com) no later than 120 days after the end of each fiscal year covered by the report.

Qualified small business stock certification

If you are an investor in Lawrence Hunt who acquired your securities as part of one or more of the following transactions:

— Offering closing December 3, 2016 under 4(a)(6) exemption conducted via Netcapital Funding Portal, Inc.

Then, you might be eligible for an exclusion of some capital gains on your federal taxes for certain tax years (and, possibly, state and local taxes, though you should check with your state and local tax authorities). Refer to Section 1202 of the Internal Revenue Code. You must have purchased the stock in one of the above transactions—secondary transactions do not normally qualify. Lawrence Hunt does not provide tax advice; speak with your tax professional.

Regardless, Lawrence Hunt Fashion, Inc., certifies:

— Lawrence Hunt has substantially been a domestic C-corporation since the first transaction above.
— Lawrence Hunt had $50 million or less in assets as of the date the securities were issued in each transaction above and immediately after the close of the above transactions.
— At least 80% of the Lawrence Hunt's assets are used in the active conduct of a qualifying business.

Financial statements certification

I, Jeff Schattner, certify that the financial statements of Lawrence Hunt Fashion, Inc., included in this Form are true and complete in all material respects.



Jeffrey Schattner
President & CEO

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lawrence Hunt Fashion, Inc., by

Jeffrey Schattner
President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Principal officers	**Majority of the board of directors or persons performing similar functions**
	
Jeffrey Schattner	Jeffrey Schattner
Principal executive officer	on ____ 4/28/17 ____
on ____ 4/28/17 ____	
	David Pinkney
Jeffrey Schattner	on ____ 4/28/17 ____
Principal financial officer	
on ____ 4/28/17 ____	
	Michael Schaefer
Jeffrey Schattner	on _____
Principal accounting officer or controller	
on ____ 4/28/17 ____	

Instructions. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Balance Sheet
For the period ending December 31, 2016 and December 31, 2015
Unaudited

	2016		2015	
ASSETS				
Current Assets				
Cash	$	44,577	$	107,412
Inventory		18,473		24,561
Other		700		-
Total Current Assets		63,751		131,973
TOTAL ASSETS	$	63,751	$	131,973
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	8,415	$	6,250
Credit Cards		13,464		1,273
Other Current Liabilities		656		2
Total Current Liabilities		22,534		7,525
Total Liabilities		22,534		7,525
Equity				
Capital in Excess of Par Value		192,688		165,000
Retained Earnings		(151,471)		(40,552)
Total Equity		41,217		124,448
TOTAL LIABILITIES AND EQUITY	$	63,751	$	131,973

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Income Statement
For the twelve months ending December 31, 2016, and 2015
Unaudited

	January 1, 2016 to December 31, 2016	January 1, 2015 to December 31, 2015
Gross Sales	$ 81,452	$ 2,527
Less: Discounts & Refunds	17,988	-
Sales	$ 63,464	$ 2,527
Cost of Goods Sold	27,488	1,120
Gross Profit	35,976	1,407
Expenses		
Sales & Marketing	76,527	2,189
General, & Admin	30,548	7,770
Development Costs	39,819	32,000
Total Expenses	146,895	41,959
Net Operating Income	(110,919)	(40,552)
Net Income	$ (110,919)	$ (40,552)

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Cash Flow Statement
For the period ending December 31, 2016 and December 31, 2015
Unaudited

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (110,919)	$ (40,552)
(Increase) Decrease in:		
Inventory	5,388	(24,561)
Increase (Decrease) in:		
Accounts Payable	14,355	6,250
Other Liabilities	654	1,275
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(90,522)	(57,588)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of Property and Equipment	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOW FROM FINANCING ACTIVITIES:		
Issuance of Common Stock	27,688	150,000
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	27,688	150,000
NET INCREASE (DECREASE) IN CASH	(62,835)	92,412
CASH AT THE BEGINNING OF THE YEAR	107,412	15,000
CASH AT THE END OF THE YEAR	$ 44,577	$ 107,412

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Change in Stockholders' Equity
For the period January 1, 2016 to December 31, 2016
Unaudited

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity
Balances at January 1, 2015	76,500	15,000	-	15,000
Issuance of Common Stock	15,500	150,000		150,000
Net Income (Loss) - 2015			(40,552)	(40,552)
Balances at December 31, 2015	92,000	$ 165,000	$ (40,552)	$ 124,448
Issuance of Common Stock - 12/3/2016	2,768	27,688		27,688
Issuance of Common Stock - 12/31/2016	5,232	-		-
Net Income (Loss) - 2016			(110,919)	(110,919)
Balances at December 31, 2016	100,000	$ 192,688	$ (151,471)	$ 41,217